NORTHSTAR VARIABLE ANNUITY

AN INDIVIDUAL DEFERRED VARIABLE/FIXED ANNUITY CONTRACT
issued by
ReliaStar Life Insurance Company
and its
Northstar Variable Account

Supplement Effective as of May 1, 2009

This supplement updates and amends certain information contained in your prospectus dated
August 8, 1997, and subsequent supplements thereto. Please read it carefully and keep it with your
prospectus for future reference.

_____

IMPORTANT INFORMATION REGARDING
INVESTMENT FUND NAME CHANGES

Effective May 1, 2009, certain of the Investment Funds available through the Northstar Variable Account
(the "Variable Account") will change their names as follows:

Former Investment Fund Name	Current Investment Fund Name
ING VP Balanced Portfolio	ING Balanced Portfolio
ING VP Growth and Income Portfolio	ING Growth and Income Portfolio
ING VP International Value Portfolio	ING International Value Portfolio
ING VP MidCap Opportunities Portfolio	ING MidCap Opportunities Portfolio
ING VP SmallCap Opportunities Portfolio	ING SmallCap Opportunities Portfolio
ING VP Index Plus International Equity Portfolio	ING Index Plus International Equity Portfolio

NOTICE OF UPCOMING INVESTMENT FUND MERGERS

Effective August 10, 2009 (the "Merger Effective Date"), the following Disappearing Investment Fund will
merge into and become part of the following Surviving Investment Fund:

Disappearing Investment Funds	Surviving Investment Funds
ING Index Plus International Equity Portfolio	ING International Index Portfolio

Continued on next page.

IMPORTANT INFORMATION REGARDING THE
UPCOMING INVESTMENT FUND MERGER

- Prior to the Merger Effective Date, you may transfer amounts allocated to a Sub-Account that invests in a Disappearing Investment Fund to any other available Sub-Account or to the Fixed Account free of charge. **See the "Transfers" section beginning on page 21 of your Contract prospectus for information about making Sub-Account transfers, including applicable restrictions and limits on transfers.**
- On the Merger Effective Date, your investment in a Sub-Account that invests in a Disappearing Investment Fund will automatically become an investment in the Sub-Account that invests in the corresponding Surviving Investment Fund with an equal total net asset value. Unless you provide us with alternative allocation instructions, all future premiums received that would have been allocated to a Sub-Account corresponding to a Disappearing Investment Fund will be automatically allocated to the Sub-Account corresponding to the applicable Surviving Investment Fund. You may give us alternative allocation instructions by contacting our ING Customer Service Center at P.O. Box 5050, Minot, ND 58702-5050, 1-877-884-5050. **See the "Transfers" section on page 29 of your Contract prospectus for information about making allocation changes.**
- After the Merger Effective Date, the Sub-Accounts that invest in the Disappearing Investment Fund will no longer be available through your Contract.
- You will not incur any fees or charges or any tax liability because of the merger, and your Contract Value immediately before the merger will equal your Contract Value immediately after the merger.
- There will be no further disclosure regarding the Disappearing Investment Fund in future supplements to the Contract prospectus.
- **Because of the upcoming Investment Fund merger, the following Investment Fund will be added, effective May 1, 2009, to your Contract as an available investment option:**
  - ING International Index Portfolio

IMPORTANT INFORMATION ABOUT THE INVESTMENT FUNDS
AVAILABLE THROUGH THE VARIABLE ACCOUNT

Effective May 1, 2009, Sub-Accounts which invest in the following Investment Funds are available through the Variable Account:

- Fidelity® VIP Index 500 Portfolio (Initial Class)
- Fidelity® VIP Money Market Portfolio (Initial Class)
- ING Balanced Portfolio (Class I)
- ING Growth and Income Portfolio (Class I)
- ING Index Plus International Equity Portfolio (Class S)
- ING International Index Portfolio (Class S)
- ING International Value Portfolio (Class I)
- ING MidCap Opportunities Portfolio (Class I)
- ING Pioneer High Yield Portfolio (Class I)
- ING SmallCap Opportunities Portfolio (Class I)

The following chart lists the investment advisers and subadvisers and information regarding the investment objectives of the Investment Funds available through the Variable Account. More detailed information about these Investment Funds can be found in the current prospectus and Statement of Additional Information for each Investment Fund.

There is no assurance that the stated objectives and policies of any of the Investment Funds will be achieved. Shares of the Investment Funds will rise and fall in value and you could lose money by investing in the Investment Funds. Shares of the Investment Funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all Investment Funds are diversified, as defined under the 1940 Act.

Investment Fund Name	Investment Adviser/ Subadviser	Investment Objective
Fidelity® VIP Index 500 Portfolio (Initial Class)	Investment Adviser: Fidelity Management & Research Company Subadvisers: FMR Co., Inc; Geode Capital Management, LLC	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500®.
Fidelity® VIP Money Market Portfolio (Initial Class)	Investment Adviser: Fidelity Management & Research Company Subadvisers: Fidelity Investments Money Management, Inc.; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited; Fidelity Research & Analysis Company; Fidelity Management & Research (U.K.) Inc.	Seeks as high a level of current income as is consistent with preservation of capital and liquidity.
ING Balanced Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to maximize investment return, consistent with reasonable safety of principal, by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds and cash equivalents, based on the judgment of the Portfolio's management, of which of those sectors or mix thereof offers the best investment prospects.
ING Growth and Income Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock.
ING Index Plus International Equity Portfolio (Class S)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Advisors, B. V.	Seeks to outperform the total return performance of the Morgan Stanley Capital International Europe Australasia and Far East® Index ("MSCI EAFE® Index"), while maintaining a market level of risk.

Investment Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING International Index Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of a widely accepted International Index.
ING International Value Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks long-term capital appreciation.
ING MidCap Opportunities Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks long-term capital appreciation.
ING Pioneer High Yield Portfolio (Initial Class)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Pioneer Investment Management, Inc.	Seeks to maximize total return through income and capital appreciation.
ING SmallCap Opportunities Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks long-term capital appreciation.

MORE INFORMATION IS AVAILABLE

More information about the Investment Funds available through your Contract, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each Investment Fund. You may obtain these documents by contacting us at our:

ING Customer Service Center
P.O. Box 5050
Minot, ND 58702-5050
1-877-884-5050